SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

MakeMyTrip Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

V5633W109

(CUSIP Number)

Cindy Xiaofan Wang, Chief Financial Officer

Ctrip.com International, Ltd.

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

+86 (21) 3406-4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Center, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China +86 (21) 6193-8200

May 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109	13D	Page 1 of 1 Page

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,773,694 Ordinary Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,773,694 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,773,694 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%(2)
14	Type of Reporting Person (See Instructions) CO

(1)    Includes 9,857,028 Ordinary Shares issued upon conversion of the Convertible Notes and 916,666 Ordinary Shares subscribed by the Reporting Person as described herein. See Item 3.

(2)    Based on (1) 91,677,734 Ordinary Shares (including 38,971,539 class B convertible ordinary shares, par value US$0.0005 per share, on an as-converted basis) issued and outstanding as of March 31, 2017, as disclosed in the Share Purchase Agreement between MakeMyTrip Limited and Ctrip.com International, Ltd. dated as of May 2, 2017 filed as Exhibit 6 attached hereto, (2) 8,250,001 Ordinary Shares (including 3,666,667 class B convertible ordinary shares, par value US$0.0005 per share, on an as-converted basis) issued to certain investors in accordance with various share purchase agreements dated as of May 2, 2017, as disclosed in Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K furnished with the Commission on May 2, 2017 (File No. 001-34837), and (3) 916,666 Ordinary Shares subscribed by the Reporting Person as described herein.

Introductory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D that was initially filed by Ctrip.com International, Ltd. (“Ctrip” or the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on January 25, 2016 and then amended and supplemented by Amendment No. 1 on October 26, 2016 (as amended and supplemented, the “Schedule 13D”), relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), of MakeMyTrip Limited, a public company incorporated under the laws of the Mauritius with limited liability (the “Issuer”). Except as expressly set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the Schedule 13D filing is expressly incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Schedule A of the Schedule 13D is hereby amended and filed herewith.

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, (a) any partner, executive officer or director of the Reporting Person, (b) any person controlling the Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Ctrip and the Issuer entered into a Share Purchase Agreement dated as of May 2, 2017 (the “2017 Purchase Agreement”), attached hereto as Exhibit 6. Upon closing of the subscription contemplated under the 2017 Purchase Agreement on May 5, 2017, Ctrip subscribed for and purchased, and the Issuer issued, sold and delivered 916,666 Ordinary Shares for an aggregate purchase price of US$32,999,976.

The US$32,999,976 aggregate purchase price paid for the Ordinary Shares pursuant to the 2017 Purchase Agreement was funded from the general working capital of Ctrip.

The foregoing description of the 2017 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2017 Purchase Agreement (including the schedules), which is filed as Exhibit 6 hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D and the information set forth in or incorporated by reference in Item 3 of this Amendment No. 2 are incorporated by reference in their entirety into this Item 4 and are hereby amended and supplemented by adding the following information:

The Ordinary Shares issued pursuant to the 2017 Purchase Agreement were acquired by the Reporting Person for investment purposes in connection with a strategic relationship between Ctrip and the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a), (b)    The second sentence of the first paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on (1) 91,677,734 Ordinary Shares (including 38,971,539 class B convertible ordinary shares, par value US$0.0005 per share, on an as-converted basis) issued and outstanding as of March 31, 2017, as disclosed in the Share Purchase Agreement between MakeMyTrip Limited and Ctrip.com International, Ltd. dated as of May 2, 2017 filed as Exhibit 6 attached hereto, (2) 8,250,001 Ordinary Shares (including 3,666,667 class B convertible ordinary shares, par value US$0.0005 per share, on an as-converted basis) issued to certain investors in accordance with various share purchase agreements dated as of May 2, 2017, as disclosed in Exhibit 99.1 to the Issuer’s report of foreign private issuer on Form 6-K furnished with the Commission on May 2, 2017 (File No. 001-34837), and (3) 916,666 Ordinary Shares subscribed by the Reporting Person as described herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description
1*	Convertible Notes Purchase Agreement dated as of January 7, 2016 between MakeMyTrip Limited and Ctrip.com International, Ltd.
2*	Investor Rights Agreement dated as of January 7, 2016 between MakeMyTrip Limited and Ctrip.com International, Ltd.
3*	Voting Agreement dated as of October 18, 2016 between MIH Internet Sea Private Limited and Ctrip.com International, Ltd.
4

Amendment to Investor Rights Agreement dated as of October 18, 2016 between MakeMyTrip Limited and Ctrip.com International, Ltd. (incorporated herein by reference to Exhibit 99.3 to the Issuer’s report of foreign private issuer on Form 6-K furnished to the Commission on October 19, 2016 (File No. 001-34837))

5

Registration Rights Agreement dated as of October 18, 2016 among MIH Internet Sea Private Limited, Ctrip.com International, Ltd., MakeMyTrip Limited and certain other parties thereto (incorporated herein by reference to Exhibit 99.4 to the Issuer’s report of foreign private issuer on Form 6-K furnished to the Commission on October 19, 2016 (File No. 001-34837))

6†	Share Purchase Agreement dated May 2, 2017 between MakeMyTrip Limited and Ctrip.com International, Ltd.

*              Previously filed.

†              Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 10, 2017

Ctrip.com International, Ltd.

By:	/s/ Cindy Xiaofan Wang
Name:	Cindy Xiaofan Wang
Title:	Chief Financial Officer and Executive Vice President

SCHEDULE A

Ctrip Directors and Executive Officers

Name	Position/Title	Business Address	Citizenship
James Jianzhang Liang	Co-founder, Executive Chairman of the Board	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	Hong Kong
Min Fan	Co-founder, Vice Chairman of the Board and President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China
Jane Jie Sun	Chief Executive Officer and Director	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	Singapore
Maohua Sun	Chief Operating Officer	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China
Cindy Xiaofan Wang	Chief Financial Officer and Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	China
Xing Xiong	Executive Vice President	968 Jin Zhong Road, Shanghai 200335, People’s Republic of China	U.S.A.
Neil Nanpeng Shen	Co-founder, Independent Director	Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong	Hong Kong
Qi Ji	Co-founder, Independent Director	No. 2266 Hongqiao Road, Shanghai 200336, People’s Republic of China	Singapore
Gabriel Li	Vice Chairman of the Board and Independent Director	Suite 6211-12, 62/F, The Center, 99 Queen’s Road, Central, Hong Kong	Hong Kong
JP Gan	Independent Director	Room 3906, Jinmao Tower, 88 Century Boulevard, Shanghai, People’s Republic of China	U.S.A.
Robin Yanhong Li	Director	No. 10 Shangdi 10th Street, Beijing 100085, People’s Republic of China	China
Tony Yip	Director	No. 10 Shangdi 10th Street, Beijing 100085, People’s Republic of China	Australia

EXHIBIT INDEX

Exhibit No.	Description
1*	Convertible Notes Purchase Agreement dated as of January 7, 2016 between MakeMyTrip Limited and Ctrip.com International, Ltd.
2*	Investor Rights Agreement dated as of January 7, 2016 between MakeMyTrip Limited and Ctrip.com International, Ltd.
3*	Voting Agreement dated as of October 18, 2016 between MIH Internet Sea Private Limited and Ctrip.com International, Ltd.
4

Amendment to Investor Rights Agreement dated as of October 18, 2016 between MakeMyTrip Limited and Ctrip.com International, Ltd. (incorporated herein by reference to Exhibit 99.3 to the Issuer’s report of foreign private issuer on Form 6-K furnished to the Commission on October 19, 2016 (File No. 001-34837))

5

Registration Rights Agreement dated as of October 18, 2016 among MIH Internet Sea Private Limited, Ctrip.com International, Ltd., MakeMyTrip Limited and certain other parties thereto (incorporated herein by reference to Exhibit 99.4 to the Issuer’s report of foreign private issuer on Form 6-K furnished to the Commission on October 19, 2016 (File No. 001-34837))

6†	Share Purchase Agreement dated May 2, 2017 between MakeMyTrip Limited and Ctrip.com International, Ltd.

*              Previously filed.

†              Filed herewith.